Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 12 DATED APRIL 30, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024 (as supplemented, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our Second Follow-on Offering (as defined below);
●	Update information regarding our distributions; and
●	Update our description of our common shares.

Status of Our Second Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering of $50,000,000 in common shares pursuant to Regulation A (the “Initial Offering”) on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) and terminated the Initial Offering. On May 13, 2022, we commenced our second follow-on offering pursuant to Regulation A (the “Second Follow-on Offering”) (together with the Initial Offering and Follow-on Offering, the “Offering”) and terminated the Follow-on Offering.

We are offering in this Second Follow-on Offering up to $67,475,141 of our common shares (comprised of $62,831,545 of shares in our primary offering and $4,643,596 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 of our common shares. As of March 31, 2025, we had raised total aggregate gross offering proceeds of approximately $146,521,000 and had issued approximately 14,381,000 of our common shares in the Offering, which have been purchased by approximately 7,700 unique investors.

In addition, as of the date of this supplement, we have received requests for the repurchase of our common shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of our common shares outstanding during the prior calendar year, or (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis.

For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Shares—Quarterly Share Repurchase Program.”

Distributions

On March 28, 2025, our board of managers authorized a daily cash distribution of $0.0013578082 per share (the “Distribution”) of our common shares to shareholders as of the close of business on each day in the period commencing on April 1, 2025 and ending on April 30, 2025 (the “Distribution Period”). The Distribution is payable to the shareholders of record as of the close of business on each day in the Distribution Period. The board of managers expects the Distributions will be paid on or about May 15, 2025.

The Distribution equates to approximately 6.0% of our net asset value (“NAV”) on an annualized basis, assuming an $8.26 per share NAV, calculated for the Distribution Period. The annualized basis return is not a guarantee or projection of future returns, and the board of managers may in the future authorize lower distributions or no distributions at all for any given period.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares—Distributions”:

As of April 30, 2025, cumulative since inception, we have paid 102 consecutive monthly distributions to shareholders totaling over $42,000,000, of which approximately $19,900,000 was paid in cash and $22,100,000 was reinvested in our common shares pursuant to the distribution reinvestment plan.